Exhibit 3.20

Execution Copy

THIS MONITORING FEE AGREEMENT is dated as of January 28, 2005 (this “Agreement”) and is among Zeus Merger Two Limited, a Bermuda company (the “Company”), Apax Europe V GP Co. Limited and Apax Partners, Inc. (collectively, “Apax”), Apollo Management V, L.P. (“Apollo”), MDP Global Investors Limited (“MDP”), and Permira Advisers, LLC (“Permira”) (each of Apax, Apollo, MDP and Permira, a “Sponsor”).

RECITALS

WHEREAS, the Company has entered into a Transaction Agreement and Plan of Amalgamation (as amended from time to time, the “Acquisition Agreement”) dated as of August 16, 2004 among Intelsat, Ltd., a Bermuda Company (“Intelsat”), Intelsat (Bermuda), Ltd., a Bermuda Company and a wholly owned subsidiary of Intelsat (“Intelsat Bermuda”), Zeus Holdings Limited (“Parent”), Zeus Merger One Limited, a Bermuda company and a wholly owned subsidiary of Parent (“Amalgamation Sub”), and the Company, a wholly owned subsidiary of Amalgamation Sub.

WHEREAS, on the terms and subject to the conditions of the Acquisition Agreement, the Company will amalgamate (the “Amalgamation”) under the Laws of Bermuda with Intelsat Bermuda and continue as a Bermuda exempted Company. All references to the Company from and after the Amalgamation are references to the company continuing as a result of the Amalgamation.

WHEREAS, funds advised or represented by the Sponsors (each such fund, an “Investor”) are making an investment in Parent and will enter into a Shareholders Agreement dated January 27, 2005 (the “Shareholders Agreement”);

WHEREAS, the Sponsors have expertise in the areas of finance, strategy, investment, acquisitions and other matters relating to the Company and its business.

WHEREAS, the Company desires to avail for itself and its subsidiaries, for the term of this Agreement, of the Sponsors’ expertise in providing financial and structural analysis, due diligence investigations, corporate strategy, other advice and negotiation assistance, which the Company believes will be beneficial to it and its subsidiaries, and the Sponsors wish to provide the services to the Company as set forth in this Agreement in consideration of the payment of the fees described below.

NOW, THEREFORE, in consideration of the premises and agreements contained herein and of other good and valuable consideration, the sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

SECTION 1. Appointment. The Company hereby engages the Sponsors to provide the services described in Section 2 (the “Services”) for the term of this Agreement on the terms and subject to the conditions of this Agreement.

SECTION 2. Services. The Sponsors agree that during the term of this Agreement, they will provide to the Company, by and through themselves, their affiliates and such respective officers, employees, representatives and third parties (collectively hereinafter referred to as the “Sponsor Designees”) as the Sponsors in their sole discretion may designate from time to time, monitoring, advisory and consulting services in relation to the affairs of the Company and its subsidiaries, including, without limitation, (a) advice regarding the structure, terms, conditions and other provisions, distribution and timing of debt and equity offerings and advice regarding relationships with the Company’s and its subsidiaries’ lenders and bankers, (b) advice regarding the strategy of the Company, (c) advice regarding dispositions and/or acquisitions and (d) such other advice directly related or ancillary to the above financial advisory services as may be reasonably requested by the Company; provided that the responsibilities of any Sponsor shall not be substantially disproportionate to the responsibilities of the other Sponsors. It is expressly agreed that the services to be performed hereunder will not include investment banking or other financial advisory services which may be provided by the Sponsors or any of their affiliates or Sponsor Designees to the Company in connection with any specific acquisition, divestiture, refinancing or recapitalization by the Company or any of its subsidiaries. The Sponsors or their Sponsor Designees may be entitled to receive additional compensation for providing services of the type specified in the preceding sentence by mutual agreement of the Company or such subsidiary, on the one hand, and one or more of the Sponsors or their relevant affiliates or Sponsor Designees, on the other hand.

SECTION 3. Fees.

(a) Monitoring Fee. In consideration of the Services being provided by the Sponsors and their Sponsor Designees, the Company will pay to the Sponsors (other than a Sponsor affiliated with a Non-Eligible Investor Group) an annual monitoring fee in respect of each fiscal year from and including fiscal 2004 in an amount equal to the greater of $6.25 million or 1.25% of Adjusted EBITDA for such fiscal year (the “Monitoring Fee”). A payment of $6.25 million in respect of the Monitoring Fee for fiscal 2004 shall be paid on January 28, 2005 at or prior to the time of the Amalgamation, and the Company will pay the Sponsors (other than a Sponsor affiliated with a Non-Eligible Investor Group) an amount equal to the excess, if any, of 1.25% of Adjusted EBITDA for fiscal 2004 over $6.25 million, such amount to be paid promptly upon the determination of Adjusted EBITDA for fiscal 2004. On the first business day on or after January 1 of each fiscal year, commencing on January 2, 2006, the Company will make a payment of $6.25 million in respect of the Monitoring Fees in respect of such fiscal year, and will promptly upon the earlier of March 31 of such fiscal year or the determination of Adjusted EBITDA for the immediately preceding fiscal year pay the Sponsors (other than a Sponsor affiliated with a Non-Eligible Investor Group) the excess, if any, of 1.25% of Adjusted EBITDA for the immediately preceding fiscal year over $6.25 million. In the event the Termination Date occurs prior to the last day of any fiscal year, the Monitoring Fee with respect to such fiscal year shall be payable on the Termination Date, such Monitoring Fee shall be calculated for purposes of this sentence based upon the greater of (i) the highest Adjusted EBITDA attained in any of the three most recent fiscal years or (ii) if the Termination Date occurs subsequent to the 180th day of any fiscal year, the extrapolated Adjusted EBITDA based upon the completed portion of such fiscal year. Except as set forth in paragraph (c), any amounts payable by the Company to the Sponsors pursuant to this Section 3 shall be paid to each respective Sponsor, other than a Sponsor affiliated with an Investor Group (as defined in the Shareholders Agreement) which at such time is a Non-Eligible Investor Group (as defined in the Shareholders Agreement), a portion of the Monitoring Fee equal to the amount of the Monitoring Fee for the applicable year multiplied by a quotient where the numerator is the Value (as defined in the Shareholders Agreement) of shares held by the Investor Group affiliated with such Sponsor, and the denominator is the Value of all shares held by all Investor Groups that at such time are not Non-Eligible Investor Groups. All amounts paid by the Company to the Sponsors pursuant to this Section 3 shall be made by wire transfer in same-day funds to the respective bank accounts designated by the Sponsors. The Monitoring Fee shall be payable regardless of the level of Services provided during any fiscal year and shall not be refundable under any circumstances. For purposes of this Agreement, “Termination Date” means the earliest of (i) the twelfth anniversary of the date hereof, (ii) such time as the Sponsors and their affiliates then owning beneficial economic interests in the Parent own less in the aggregate than 5% of the beneficial economic interest of the Parent and (iii) such earlier date as the Company and the Sponsors may mutually agree upon. For purposes of this Section 3, “Adjusted EBITDA” shall have the meaning set forth in the Indenture (as amended or supplemented, the “Indenture”) dated as of January 28, 2005 among Amalgamation Sub, the Company and Wells Fargo Bank, National Association, as Trustee,.

(b) Transaction Fee. In consideration of the Services provided by the Sponsors or their Sponsor Designees in connection with the transactions contemplated by the Acquisition Agreement (the “Transactions”), on January 28, 2005 at or prior to the time of the Amalgamation, the Company will pay the Sponsors an aggregate transaction fee in the amount of $50,000,000 (the “Transaction Fee”), with each Sponsor or its designee, as the case may be, receiving the portion thereof of the Transaction Fee equal to the amount of the Transaction Fee multiplied by a quotient where the numerator is the Value of shares held by the Investor Group affiliated with such Sponsor, and the denominator is the Value of all shares held by all Investor Groups.

(c) Change of Control or Initial Public Offering. The parties acknowledge and agree that an objective of the Company is to maximize value for its shareholders which may include consummating (or participating in the consummation of) (i) a Change of Control (as defined below) or (ii) a Qualified IPO (as defined below). The Services provided to the Company by the Sponsors will help to facilitate the consummation of a Change of Control or Qualified IPO, should the Company decide to pursue such a transaction. In consideration of the agreements contained herein, following the provision of notice to the Sponsors by the Company of the Company’s intent to enter into a Change of Control or Qualified IPO, the Sponsors may elect at any time in connection with or in anticipation of such Change of Control or Qualified IPO (or at any time thereafter) (which election can be made by decision of any three of the Sponsors by the delivery of written notice to the Company (such notice, the “Notice” and the date on which such Notice is delivered to the Company, the “Notice Date”)) to receive the Lump Sum Payment (as defined below), in lieu of annual payments of the Monitoring Fee, such amount to be paid, unless prohibited by and subject to the terms of any agreement or indenture governing indebtedness of the Company or any of its subsidiaries, on the date on which the Change of Control or Qualified IPO is consummated, or, if the Notice occurs subsequent to such date, as soon as practicable, but in no event, unless prohibited by and subject to the terms of any agreement or indenture governing indebtedness of the Company or any of its subsidiaries, later than 30 days subsequent to the Notice Date. The “Lump Sum Payment” shall be a single lump sum cash payment equal to the then present value of all then current and future Monitoring Fees payable under this Monitoring Fee Agreement, assuming the Termination Date to be the twelfth anniversary hereof (using a discount rate equal to the yield to maturity on the Notice Date of the class of outstanding U.S. government bonds having a final maturity closest to the twelfth anniversary of the date hereof (the “Discount Rate”)), and assuming further that each future annual Monitoring Fee would equal the greater of the (i) highest annual Monitoring Fee earned over the three fiscal years immediately preceding the fiscal year in which Notice is delivered, provided if the Notice is delivered during the first fiscal year of this agreement this clause (i) shall refer to the annual Monitoring Fee earned for such fiscal year or (ii) if the Notice Date occurs subsequent to the 180th day of any fiscal year, the Monitoring Fee payable with respect to such fiscal year calculated with reference to the extrapolated Adjusted EBITDA based upon the completed portion of such fiscal year; provided, that no portion of the Lump Sum Payment shall be payable to any Sponsor if on the Notice Date the Investors affiliated with such Sponsor do not collectively own any beneficial economic interest in the Parent. Each Sponsor, other than a Sponsor affiliated with an Investor Group which at the time of payment of the Lump Sum Payment is a Non-Eligible Investor Group, will be paid a portion of the Lump Sum Payment equal to the amount of the Lump Sum Payment multiplied by a quotient where the numerator is the Value of shares held at the time of such payment by the Investor Group affiliated with such Sponsor, and the denominator is the Value of all shares held by all Investor Groups that at such time are not Non-Eligible Investor Groups. The Lump Sum Payment will be payable to the Sponsors by wire transfer in same-day funds to the respective bank account designated by the Sponsors. For purposes of this Agreement, a “Qualified IPO” means a public offering and sale of equity securities of the Company, Parent or Intelsat (or any other entity or entities created through any merger, consolidation, recapitalization, transfer or sale of shares or assets, or contribution of assets and/or liabilities, or any liquidation, exchange of securities, conversion of entity, migration of entity, formation of new entity, or any other transaction or group of related transactions (in each case other than to or with an unaffiliated third party) for purposes of conducting a public offering and sale of an interest in the business conducted by or assets of the Company, Parent or Intelsat (each an “IPO Reorganization”)), in any transaction or series of related transactions, pursuant to an effective registration statement (other than on Form S-4, S-8 or their equivalents) filed under the United States Securities Act of 1933, as amended which yield net proceeds to the Company (or any other entity or entities created through an IPO Reorganization) in excess of $150 million or which results in least 10% of the total outstanding shares of common stock (or other securities) being sold to the public in a primary offering. For purposes of this Agreement, a “Change of Control” means a transaction (including, without limitation, any merger, consolidation or sale of assets or equity interests) the result of which is that any person other than an Investor or a Permitted Transferee (as defined in the Shareholders Agreement) of an Investor becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock, or all or substantially all of the assets of the Company.

(d) Non-Payment. To the extent the Company does not pay any portion of the Lump Sum Payment by reason of any prohibition on such payment pursuant to the terms of any agreement or indenture governing indebtedness of the Company or its subsidiaries, any unpaid portion of the Lump Sum Payment shall be paid to the Sponsors on the first date on which the payment of such unpaid amount is permitted under such agreement or indenture, to the extent permitted by such agreement or indenture. Any portion of the Lump Sum Payment not paid on the scheduled due date shall bear interest at an annual rate equal to the Discount Rate, compounded quarterly, from the date due until paid. For these purposes, determination of which Sponsors are entitled to receive payment in accordance with paragraph (c ) above shall be made as of the scheduled due date, as opposed to the actual date of payment.

SECTION 4. Reimbursements. In addition to the fees payable pursuant to this Agreement, on the date this Agreement first takes effect or on the date on which the closing of the Amalgamation occurs, and thereafter as proper invoices are presented, the Company will pay directly or reimburse the Sponsors and each of their respective Sponsor Designees for their respective Out-of-Pocket Expenses (as defined below). For the purposes of this Agreement, the term “Out-of-Pocket Expenses” means the reasonable out-of-pocket costs and expenses incurred by a Sponsor and its respective Sponsor Designees in connection with the Services provided under this Agreement (including prior to the Effective Date), including, without limitation, (a) fees and disbursements of any independent professionals and organizations, including independent accountants, financial advisors, outside legal counsel, advisors or consultants, retained by such Sponsor or any of their Sponsor Designees, (b) costs of any outside services or independent contractors such as couriers, business publications, on-line financial services or similar services, retained or used by such Sponsor or any of their respective Sponsor Designees, (c) transportation, per diem costs, word processing expenses or any similar expense not associated with their or their Sponsor Designees’ ordinary operations, (d) all fees, costs and expenses incurred by the Sponsors or their Sponsor Designees (including those set forth in clauses (a) through (c) above) in connection with the investigation, consideration, entering into or consummation of the Acquisition Agreement and the transactions contemplated thereby or incurred by it or its Sponsor Designees for the benefit of the Investors collectively in connection with the Acquisition Agreement and the transactions contemplated thereby. All payments or reimbursements for Out-of-Pocket Expenses will be made by wire transfer in same-day funds to the bank account designated by such Sponsor or its relevant Sponsor Designee (if such Out-of-Pocket Expenses were incurred by such Sponsor or their or their Sponsor Designees) promptly upon or as soon as practicable following request for reimbursement in accordance with this Agreement, or at such Sponsor’s election to the account indicated to the Company by the relevant payee.

SECTION 5. Indemnification. The Company will indemnify and hold harmless the Sponsors, their Sponsor Designees and their respective partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents and representatives (each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, including in connection with seeking indemnification, whether joint or several (the “Liabilities”), related to, arising out of or in connection with the Services contemplated by this Agreement or the engagement of the Sponsors or their Sponsor Designees pursuant to, and the performance by the Sponsors and their Sponsor Designees of the Services contemplated by, this Agreement, whether or not pending or threatened, whether or not an Indemnified Party is a party, whether or not resulting in any liability and whether or not such action, claim, suit, investigation or proceeding is initiated or brought by the Company. The Company will reimburse any Indemnified Party for all reasonable costs and expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any action, claim, suit, investigation or proceeding for which the Indemnified Party would be entitled to indemnification under the terms of the previous sentence, or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto. The Company will not be liable under the foregoing indemnification provision with respect to any particular loss, claim, damage, liability, cost or expense of an Indemnified Party to the extent that such is determined by a court, in a final judgment from which no further appeal may be taken, to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party. The attorneys’ fees and other expenses of an Indemnified Party shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Party to repay such amounts if it is finally judicially determined that the Liabilities in question resulted primarily from the gross negligence or willful misconduct of such Indemnified Party.

SECTION 6. Accuracy of Information. The Company shall furnish or cause to be furnished to the Sponsors such information as the Sponsors or their Sponsor Designees believe reasonably appropriate to their monitoring, advisory and consulting services hereunder and to comply with Securities and Exchange Commission or other legal requirements relating to the beneficial ownership by the Investors of equity securities of Parent (all such information so furnished, the “Information”). The Company recognizes and confirms that the Sponsors (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the Services contemplated by this Agreement without having independently verified the same, (b) do not assume responsibility for the accuracy or completeness of the Information and such other information and (c) are entitled to rely upon the Information without independent verification.

SECTION 7. Effective Date. This Agreement will become effective as of the date hereof.

SECTION 8. Term. The obligation to provide Services shall continue through and until the earlier of (i) the Termination Date or (ii) a transaction (including, without limitation, any merger, consolidation or sale of assets or equity interests) the result of which is the termination of the Shareholders Agreement; provided, however that the Company’s obligations pursuant to Sections 3, 4, and 5 shall survive any such termination.

SECTION 9. Permissible Activities. Nothing herein will in any way preclude the Sponsors or their Sponsor Designees (other than the Company or its subsidiaries and their respective employees) or their respective partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents or representatives from engaging in any business activities or from performing services for its or their own account or for the account of others, including for companies that may be or are in competition with the (or any) business conducted by the Company.

SECTION 10. Miscellaneous.

(a) No amendment or waiver of any provision of this Agreement, or consent to any departure by any party hereto from any such provision, will be effective unless it is in writing and signed by the parties hereto. Any amendment, waiver or consent will be effective only in the specific instance and for the specific purpose for which given. The waiver by any party of any breach of this Agreement will not operate as or be construed to be a waiver by such party of any subsequent breach.

(b) Any notices or other communications required or permitted hereunder will be sufficiently given if delivered personally or by overnight courier, addressed as follows or to such other address of which the parties may have given written notice:

To the Company:	Zeus Holdings Limited Canon’s Court 22 Victoria Street Hamilton, HM EX Bermuda

With a copy to:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attn: David M. Silk Mark Gordon

To Apax:	Apax Partners Worldwide, LLP 15 Portland Place London W1B 1PT United Kingdom Attn: Andrew Sillitoe

To Apollo:	Apollo Management V, L.P. 9 West 57th Street 43rd Floor New York, NY 10019 Attn: Andrew D. Africk

To MDP:	MDP Global Investors Limited Three First National Plaza Suite 3800 Chicago, IL 60602 Attn: James Perry

To Permira:	Permira Advisers LLC 399 Park Avenue 36th Floor New York,NY 10022 Attention: Allen Haight

With a copy to, in the case of correspondence with any Sponsor:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attn: David M. Silk Mark Gordon

Unless otherwise specified herein, such notices or other communications will be deemed received (i) on the date delivered, if delivered personally, and (ii) one business day after being sent by overnight courier.

(c) This Agreement and the Shareholders Agreement will constitute the entire agreement between the parties with respect to the subject matter hereof, and will supersede all previous oral and written (and all contemporaneous oral) negotiations, commitments, agreements and understandings relating hereto.

(d) This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

(e) The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors. Subject to the next sentence, no Person other than the parties hereto and their respective successors is intended to be a beneficiary of this Agreement. The parties acknowledge and agree that the Sponsor Designees and the respective partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents and representatives of the Sponsors are third-party beneficiaries under Section 5 of this Agreement.

(f) This Agreement may be executed by one or more parties to this Agreement on any number of separate counterparts (including by facsimile), and all of said counterparts taken together will be deemed to constitute one and the same instrument.

(g) Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Monitoring Fee Agreement on the date first written above.

ZEUS MERGER TWO LIMITED

By:
Name: Title:

APAX EUROPE V GP CO. LIMITED

APAX EUROPE V GP CO. LIMITED in its capacity as General Partner of Apax Europe V GP, L.P., the General Partners of Apax Europe V

By:
Name: Title:

APAX PARTNERS, INC.

By:
Name: Title:

APOLLO MANAGEMENT V, L.P.

By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

By:
Name: Title:

MDP GLOBAL INVESTORS LIMITED

By:
Name: Title:

PERMIRA ADVISERS, LLC

By:
Name: Title:

[Signature Page to Monitoring Fee Agreement]